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                        April 2, 2024

       Sean Browne
       President and Chief Executive Officer
       Xtant Medical Holdings, Inc.
       664 Cruiser Lane
       Belgrade, Montana 59714

                                                        Re: Xtant Medical
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2024
                                                            File No. 333-278413

       Dear Sean Browne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Amy Culbert